AMENDMENT TO INVESTMENT
                               ADVISORY AGREEMENT


AMENDMENT effective as of January 28, 2016 to the Investment Advisory Agreement dated September 26, 2012 (the "Agreement") by and between MFS Series Trust VII (the "Trust") on behalf of the MFS Equity Income Fund (the "Fund"), a series of the Trust, and Massachusetts Financial Services Company, a Delaware corporation (the "Adviser").

                                   WITNESSETH

WHEREAS, the Trust on behalf of the Fund has entered into the Agreement with the Adviser; and

WHEREAS, the Trust and the Adviser have agreed to amend the Agreement as provided below;

NOW THEREFORE, in consideration of the mutual covenants and agreements of the parties hereto as herein set forth, the parties covenant and agree as follows:

       Appendix B. Compensation to the Adviser: The reference to the Fund in Appendix B of the Agreement is deleted and replaced in its entirety as follows:

       MFS Equity Income Fund    0.60% of the  Fund's  average  daily net assets
                                               annually up to $1 billion;
             0.55% of the Fund's average daily net assets annually  in excess of
                                               $1   billion   and   up  to  $2.5
                                               billion;
             0.50% of the Fund's average daily net assets annually in  excess of
                                               $2.5 billion


       Miscellaneous:   Except  as  set  forth  in this Amendment, the Agreement
shall remain in full force and effect, without amendment or modification.

       Limitation of Liability of the Trustees and Shareholders: A copy of the Trust's Declaration of Trust is on file with the Secretary of State of The Commonwealth of Massachusetts. The parties hereto acknowledge that the obligations of or arising out of this instrument are not binding upon any of the Trust's trustees, officers, employees, agents or shareholders individually, but are binding solely upon the assets and property of the Trust in accordance with its proportionate interest hereunder. If this instrument is executed by the Trust on behalf of one or more series of the Trust, the parties hereto acknowledge that the assets and liabilities of each series of the Trust are separate and distinct and that the obligations of or arising out of this instrument are binding solely upon the assets or property of the series on whose behalf the Trust has executed this instrument. If the Trust has executed this instrument on behalf of more than one series of the Trust, the parties hereto also agree that the obligations of each series hereunder shall be several and not joint, in accordance with its proportionate interest hereunder, and the parties hereto agree not to proceed against any series for the obligations of another series.

IN WITNESS WHEREOF, the parties have caused this Amendment to the Agreement to be executed and delivered in the names and on their behalf by the undersigned, therewith duly authorized, all as of the day and year first above written.

                                               MFS SERIES TRUST VII, on behalf
                                               of MFS Equity Income Fund


                                               By: KRISTIN V. COLLINS
                                                   Kristin V. Collins
                                                   Assistant Secretary



                                               PostalCodeStreetMASSACHUSETTS
                                               FINANCIAL SERVICES COMPANY


                                               By: ROBERT J. MANNING
                                                   Robert J. Manning
                                                   Co-Chief Executive Officer